UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170125

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Johnson & Johnson
Incoming letter dated December 22, 2016

Dear Mr. Gerber:

This is in response to your letters dated December 22, 2016 and January 31, 2017 concerning the shareholder proposal submitted to Johnson & Johnson by Trinity Health et al. We also have received letters on the proponents' behalf dated January 22, 2017 and February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 22, 2016

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(7), as relating to Johnson & Johnson's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 1, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Johnson & Johnson

Dear Sir/Madam:

This letter is in response to the letter, dated January 31, 2017 (the "Supplemental Letter"), sent by Skadden Arps, Slate, Meagher & Flom LLP on behalf of Johnson & Johnson (hereinafter referred to either as "J&J" or the "Company") to the Securities and Exchange Commission with respect to the shareholder proposal concerning escalating drug pricing submitted by Trinity Health and numerous co-filers (hereinafter referred to jointly as the "Proponents").

RULE 14a-8(i)(7)

J&Js Supplemental Letter fundamentally misreads the Proponents' shareholder proposal and the Staff's previous no-action letters concerning drug pricing.

As the Company itself noted in its initial letter dated December 22, 2016, (the "Initial Letter") the Staff has on numerous occasions, including in those letters cited by the Company on page 4 of its Initial Letter (*Celgene, Vertex, Gilead, Bristol-Myers, Warner-Lambert* and *Lilly*), declared that shareholder proposals with respect to a drug company's pricing policies raised significant policy issues for the registrant and were concerned with the registrant's fundamental business strategy. The proposals in each of those letters addressed *rising* drug prices and there can be no doubt that it is the societal and governmental reaction to such rises that cause a significant policy issue to be implicated. There can also be no doubt that the Proponents' shareholder proposal is within the category of proposals referred to in those letters. The proposal deals with rising drug pricing by drug manufacturers and it requests disclosure of the "rationale and criteria" used by the Company in increasing the price of its drugs.

We do not believe that the Company's basic argument in its Supplemental Letter to the effect that the Proponents' shareholder proposal focuses on specific prices can stand muster in light of the *Celgene, Vertex* and *Gilead* letters (the "CVG Letters"). In each of those letters the proposal requested an explanation of the "price disparities" between prices of numerous specified drugs in the US and their price in other nations; a comparison of the price of numerous specified drugs and the" price of alternative therapies"; and a comparison of the price of the specified drugs with their "clinical benefits". It is difficult in the extreme to imagine how the Company can characterize (page 2 of the Supplemental Letter, third full paragraph) the CVG Letters as "involving the broad concept of drug pricing" while contending that the instant proposal does no such thing. Frankly, it bogles belief that the Company can contend that the CVG Letters pertained to "fundamental business strategy" but that the Proponents' shareholder proposal does not.

Furthermore, unlike the CVG Letters, the Proponents' shareholder proposal does not focus on the specific prices of the drugs. Rather it asks for information pertaining to the *rate* of price increases. Thus it does not differ significantly from the proposals in the other above-cited letters, all of which, just like the Proponents' proposal, address the societal and governmental concern with rising drug prices.

In conclusion, it is more than abundantly clear that J&J has failed to carry its burden of establishing that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Marc Gerber
All proponents
Josh Zinner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

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BY EMAIL (shareholderproposals@sec.gov)

January 31, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Johnson & Johnson – 2017 Annual Meeting
Supplement to Letter dated December 22, 2016
Relating to Shareholder Proposal of
Trinity Health and co-filers[1]

Ladies and Gentlemen:

We refer to our letter dated December 22, 2016 (the "No-Action Request"), submitted on behalf of our client, Johnson & Johnson, pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with Johnson & Johnson's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-filers (collectively, the

[1] The following shareholders have co-filed the Proposal: the Adrian Dominican Sisters, Boston Common Asset Management, LLC, James T. Campen Trust, Catholic Health Initiatives, Dignity Health, the Dominican Sisters of Hope, the Dominican Sisters of Springfield, Illinois (Sacred Heart Convent), Helen Hamada, Mercy Health, Mercy Investment Services, Inc., the Sisters of St. Dominic of Caldwell, New Jersey, United Church Funds and the Ursuline Sisters of Tildonk, U.S. Province.

"Proponents") may be excluded from the proxy materials to be distributed by Johnson & Johnson in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

This letter is in response to the letter to the Staff, dated January 22, 2017, submitted on behalf of the Proponents (the "Proponents' Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter also is being sent to the Proponent.

I. The Proposal Deals with Matters Relating to Johnson & Johnson's Ordinary Business Operations.

As described below, the Proponents' Letter mischaracterizes the Staff's prior no-action decisions and the Proposal itself. As the Proposal deals with matters relating to Johnson & Johnson's ordinary business operations and does not focus on a significant policy issue, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

The Proponents' Letter mischaracterizes the Staff's rulings in *Celgene Corp.* (Mar. 19, 2015), *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) and *Gilead Sciences, Inc.* (Feb. 23, 2015) by citing these letters for the proposition that drug pricing "is a significant policy concern for drug manufacturers." As noted in the No-Action Request, however, the Staff declined to permit exclusion of these proposals under Rule 14a-8(i)(7) because it determined that the requests for a report on the risks to the companies from rising pressure to contain U.S. specialty drug prices focused on the companies' "fundamental business strategy with respect to its pricing policies for pharmaceutical products." The Staff has not determined that drug pricing decisions constitute a significant policy issue for purposes of Rule 14a-8(i)(7). Accordingly, the Proponents' Letter completely misstates the Staff's prior decisions relating to drug pricing.

In addition, the Proponents' Letter's characterization of the Proposal runs counter to the express language of the Proposal. While the Proponents' Letter asserts that the Proposal does not request an explanation or justification of drug price increases, the plain language of the resolved clause requests the "rationale and criteria used for these price increases" — that is, the price increases "year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016." Fairly read, there is no doubt that the Proposal is focused on an explanation and justification of specific price increases.

Accordingly, the Proposal's focus is significantly different than those proposals found to focus on a company's fundamental business strategy, and the Proponents' Letter disregards the Staff's historical view of proposals involving the broad concept of drug pricing. Importantly, unlike the letters cited in the

Proponents' Letter, the Proposal's request does not reference the creation, implementation or assessment of policies to restrain or contain prices with the goal of providing affordable access to prescription drugs. Rather, the Proposal seeks the rationale and criteria underpinning specific price increases between 2010 and 2016. Thus, the Proposal's specific request demonstrates that the focus is on how and why Johnson & Johnson makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy addressing policies to restrain or contain drug prices.

Finally, even if, for the sake of argument, the Proposal were to touch upon a non-ordinary business matter – whether a significant policy issue or otherwise – such fact would not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses on a non-ordinary business matter or also deals with matters related to the company's ordinary business operations. *See* Exchange Act Release No. 34-40018 (May 21, 1998). In *PetSmart, Inc.* (Mar. 24, 2011), for example, the proposal called for the company's suppliers to certify that they had not violated certain laws regarding the humane treatment of animals. Even though the Staff had determined that the humane treatment of animals was a non-ordinary business matter, the Staff granted relief to exclude the proposal given that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping" and, thus, the proposal also dealt with matters related to the company's ordinary business operations. As in *PetSmart*, even if the Proposal touches on a non-ordinary business matter, the Proposal also deals with Johnson & Johnson's product pricing decisions, which are related to Johnson & Johnson's ordinary business operations. Therefore, as demonstrated in the No-Action Request, the Proposal is excludable under Rule 14a-8(i)(7).

II. Conclusion

For the reasons stated above and in the No-Action Request, Johnson & Johnson respectfully requests that the Staff concur that it will take no action if Johnson & Johnson excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Johnson & Johnson's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

cc: Thomas J. Spellman III
Assistant General Counsel and Corporate Secretary
Johnson & Johnson

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

Sister Judy Byron, OP
Adrian Dominican Sisters

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Catholic Health Initiatives

Donna Meyer, PhD
Director of Shareholder Advocacy
Mercy Investment Services, Inc.

Daniel Lee
Miller/Howard Investments Inc.

Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, New Jersey

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Johnson & Johnson

Dear Sir/Madam:

I have been asked by Trinity Health, the Adrian Dominican Sisters, Catholic Health Initiatives, Dignity Health, the Dominican Sisters of Springfield, Illinois (Sacred Heart Convent), the Sisters of St. Dominic of Caldwell, New Jersey, Mercy Health, Mercy Investment Services, Inc., the Ursuline Sisters of Tildonk (U.S. Province), United Church Funds, Boston Common U.S. Equity Fund, Boston Common Asset Management LLC, Zevin Asset Management and Miller/Howard Investments Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Johnson & Johnson (hereinafter referred to either as "J&J" or the "Company"), and who have jointly submitted a shareholder proposal to J&J, to respond to the letter dated December 22, 2016, sent by Skadden, Arps, Slate, Meagher & Flom to the Securities & Exchange Commission on behalf of the Company, in which J&J contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in J&J's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to prepare a report delineating the price increases of the Company's ten top selling drugs during the past several years, the "rationale and criteria" underlying any such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases.

RULE 14a-8(i)(7)

There are some matters as to which there is no disagreement. These include that proposals dealing with the pricing of products normally are matters of "ordinary business". However, it is equally clear that proposals that deal with ordinary business matters, but which nevertheless raise significant policy issues for the registrant, may not be excluded under Rule 14a-8(i)(7). Release 34-12599 (Nov. 22, 1976); Release 34-40,018 (May, 21, 1998).

It is abundantly clear that the pricing of their drugs by is a significant policy concern for drug manufacturers. It should not be necessary to rehearse this proposition for the Staff since they have already frequently so held. See, e.g., *Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *J&J Sciences, Inc.* (Feb. 23, 2015).

Since those letters, the significance of drug pricing as a policy matter for drug manufactures has only increased, with widespread public outrage; Congressional hearings re Valeant and Turing in February, 2016, where evidence showed increases of up to fifty times and where the former CEO of Turing took the Fifth Amendment (see New York Times articles of February 3, 2016: "Martin Shkreli All But Gloated Over Hugh Drug Price Increases, Memos Show" and

February 5, 2016: “Martin Shkreli Invokes the Fifth Amendment During Grilling by Congress”; and the more recent EpiPen pricing scandal . Most recently, President Trump said that the pharmaceutical companies were “getting away with murder” and vowed that the Federal government would negotiate drug prices. (New York Times article of January 11, 2017: “Trump Says Pharma ‘Getting Away With Murder’, Stocks Slide”.

The various letters cited by the Company in the second full paragraph on page 3 of its letter are inapposite. Most concern proposals unrelated to drug pricing and that raised no significant policy issue for the registrant. However, two proposals were submitted to drug companies. In both instances, the Staff no-action letters are readily distinguishable. In *UnitedHealth Group Inc*. (March 16, 2011) the registrant argued that the proposal could be excluded under (i)(7) for any of three reasons, including that it related to “the pricing of its products”. Another ground that the registrant argued was that it related to the registrant’s “management of . . . expenditures”. The Staff excluded the proposal, but not on the ground that it related to the pricing of its products, but rather, as stated in the Staff’s letter, on the ground that “the proposal relates to the manner in which the company manages its expenses”. The *UnitedHealth* letter therefore provides no support whatsoever to the Company’s argument that the Proponent’s shareholder proposal should be excluded by Rule 14a-8(i)(7).

The *Johnson & Johnson* letter provides even less support. That letter is dated January 12, 2004 and the registrant argued that it was a “marketing” proposal. The Staff agreed. The date of the Staff letter is also notable. Not only was it prior to the current intense furor over drug pricing, it was also decided at a time when “risk” proposals were automatically excluded. The *Johnson & Johnson* letter was certainly of that ilk since it asked “how our company will respond to rising regulatory, legislative and public pressure” over drug pricing. However, since the date of that letter, the Staff’s approach to risk proposals has been changed (see SLB 14E (October 27, 2009)) and risk proposals are no longer automatically excluded. As the Staff there stated, it would change its approach since in the past its analytical approach “may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues”.

The Company attempts to avoid the clear Staff decisions that state that drug pricing is a significant policy issue for drug manufacturers by claiming that the instant proposal does not focus on “fundamental business strategy . . . and on restraining prices”. This is, indeed, a strange reading of a proposal asking for the “rationale and criteria” for price increases and “an assessment of the legislative, regulatory, reputational and financial risks” of price increases. It is true that the proposal also asks for examples of how those “rationale and criteria” have actually been applied by the Company, but such an asking does not convert the primary focus of the proposal from (in the words of the Company) “pricing policies for pharmaceutical products and on restraining prices” to a focus on “obtaining explanation and justification” for specific price increases”. Despite the Company’s assertion, there is NO request for either an “explanation” or a “justification” of any specific price increase. Consequently, and contrary to the Company’s contention (end of first paragraph on page 5 of its letter), the Proponents’ shareholder proposal does not focus “on why J&J makes specific pricing decisions”. The proposal makes no such request. Rather, it is focused on fundamental business strategy.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents’ shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company’s no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Marc S. Gerber
All proponents
Josh Zinner

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
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BY EMAIL (shareholderproposals@sec.gov)

December 22, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Johnson & Johnson – 2017 Annual Meeting
Omission of Shareholder Proposal of
Trinity Health and co-filers[1]

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Johnson & Johnson, a New Jersey corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with Johnson & Johnson's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trinity Health and co-filers from the proxy

[1] The following shareholders have co-filed the Proposal: the Adrian Dominican Sisters, Boston Common Asset Management, LLC, James T. Campen Trust, Catholic Health Initiatives, Dignity Health, the Dominican Sisters of Hope, the Dominican Sisters of Springfield, Illinois (Sacred Heart Convent), Helen Hamada, Mercy Health, Mercy Investment Services, Inc., the Sisters of St. Dominic of Caldwell, New Jersey, United Church Funds and the Ursuline Sisters of Tildonk, U.S. Province.

materials to be distributed by Johnson & Johnson in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials"). Trinity Health and the co-filers are sometimes referred to collectively as the "Proponents."

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as notice of Johnson & Johnson's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if they submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to Johnson & Johnson.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Johnson & Johnson's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Johnson & Johnson's ordinary business operations.

III. Background

On October 25, 2016, Johnson & Johnson received the Proposal, accompanied by a cover letter from Trinity Health dated October 19, 2016, and a letter from The Northern Trust Company dated October 19, 2016, verifying Trinity

Health's stock ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Johnson & Johnson's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]…be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Johnson & Johnson than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why Johnson & Johnson makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in ***Amazon.com, Inc***. (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in ***PetSmart, Inc.*** (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request focuses on ordinary business matters (*i.e.*, how and why Johnson & Johnson makes specific pricing decisions regarding certain of its pharmaceutical products).

Accordingly, consistent with the precedent described above, Johnson & Johnson believes that the Proposal may be excluded from its 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Johnson & Johnson's ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, Johnson & Johnson respectfully requests that the Staff concur that it will take no action if Johnson & Johnson excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Johnson & Johnson's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Enclosures

cc: Thomas J. Spellman III
Assistant General Counsel and Corporate Secretary
Johnson & Johnson

Catherine M. Rowan
Director, Socially Responsible Investments
Trinity Health

Sister Judy Byron, OP
Adrian Dominican Sisters

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Catholic Health Initiatives

Donna Meyer, PhD
Director of Shareholder Advocacy
Mercy Investment Services, Inc.

Daniel Lee
Miller/Howard Investments Inc.

Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, New Jersey

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

EXHIBIT A

(see attached)

#3

RECEIVED

OCT 25 2016

Trinity Health
Livonia, MI

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 19, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman

Trinity Health is the beneficial owner of over $2,000 worth of stock in Johnson & Johnson. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other J&J shareholders may be co-filing this same proposal as well.

We look forward to speaking with you about this proposal at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
enc

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

October 19, 2016

Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 19, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 138,597 shares of Johnson & Johnson .

As of October 19, 2016 Trinity Health has held at least $2,000 worth of Johnson & Johnson continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

NTAC:2SE-18

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

EXHIBIT B

(see attached)

RECEIVED

NOV - 9 2016

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax

Portfolio Advisory Board

November 7, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson Corporation
1 Johnson and Johnson PLZ
New Brunswick, NJ 08933-0002

Dear Mr. Spellman,

As responsible investors we call on Johnson & Johnson to examine the current price increases of its drugs in light of the Company's Credo: "Our Credo challenges us to put the needs and well-being of the people we serve first." Does the cost of Johnson & Johnson drugs limit access to life-saving medicines, particularly for economically challenged patients? Unsustainable drug prices not only present legislative, regulatory, reputational and financial risks to our Company, they threaten public health and the economy.

The Adrian Dominican Sisters is co-filing the enclosed resolution with Trinity Health for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 7, 2016 the Adrian Dominican Sisters held, and has held continuously for at least one year, 25 shares of Johnson & Johnson Corporation common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Johnson & Johnson Corporation through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Catherine Rowan who represents Trinity Health, the primary filer of this resolution. Please copy me on all communications: Judy Byron, OP
jbyron@ipjc.org

Sincerely,

Judy Byron, OP

Sister Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Encl: Shareholder Resolution
Verification of Ownership

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

November 7th, 2016

Johnson & Johnson
Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson Corporation
1 Johnson and Johnson PLZ
New Brunswick, NJ 08933-0002

RE: ADRIAN DOMINICAN SISTERS ACCOUNT AT COMERICA

Dear Mr. Spellman III,

In regard to the request for verification of holdings, the above referenced account currently holds 25 shares of Johnson & Johnson common stock. The attached tax lot detail indicates the date the stock was acquired. Also please note that Comerica Inc. is a DTC participant.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Dunja Medar

Dunja Medar
Trust Analyst
(313) 222 – 5757
dmedar@comerica.com

Comerica

COMERICA BANK

Tax Lot Detail

Run on 11/7/2016 11:32:32 AM

As of 11/07/2016

Combined Portfolios

Settlement Date Basis

Account:

ADRIAN DOMINICAN SISTERS
SHAREHOLDER ACTIVITY

Administrator: MATTHEW WASMUND @ 313-222-7092

Investment Officer: DIRECTED BY CUSTOMER
Investment Authority: None
Investment Objective:
Lot Select Method: LIFO

Cusip	Security Name	Ticker	Price	% Market	Market Value
478160104	JOHNSON & JOHNSON	JNJ	115.110		2,878

Tax Lot	Acquisition Date	Portfolio	Units	Tax Cost	Market Value	Unrealized Gain/Loss
1	11/03/2003	PRINCIPAL	25.000000	1,248.75	2,877.75	1,629.00
* TOTAL *			25.000000	1,248.75	2,877.75	1,629.00

Unit Status	Number of Units	Tax Cost	Market Value
Settled	25.000000	1,248.75	2,877.75

Registration	Number of Units
DTC - C/C	25.000000

Back Export

BOSTON COMMON
ASSET MANAGEMENT

84 State Street, Suite 940 | Boston, MA 02109

November 14, 2016

Mr. Michael Ullmann
Executive Vice President, General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Re: Shareholder Proposal on Disclosure Criteria Used for Price Increases

Dear Mr. Ullman:

Boston Common Asset Management, LLC is a global investment manager that specializes in sustainable and responsible global equity strategies. We seek long-term capital appreciation by investing in diversified portfolios of high quality stocks.

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Boston Common currently manages over $2 billion as of September 30, 2016 with clients that are shareholders in Johnson & Johnson. We currently hold 96,841 shares of Johnson & Johnson common stock across our investment portfolios and 5,975 shares in the Boston Common U.S. Equity Fund.

We are a co-filer for this proposal. Trinity Health is the primary filer for this proposal. We would welcome a dialogue with Johnson & Johnson on the topic of disclosure criteria used for price increases.

[redacted]

Sincerely,

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

Co-file

RECEIVED
NOV - 1 2016

October 27, 2016

Thomas J. Spellman III
Assistant General Counsel & Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Spellman:

Enclosed please find our letter co-filing the attached shareholder proposal to be included in the proxy statement of Johnson & Johnson (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the James T. Campen Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 1,600 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. A letter verifying ownership of Johnson & Johnson shares from our client's custodian is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. Trinity Health is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

October 27, 2016

To Whom It May Concern:

Please find attached UBS's custodial proof of ownership statement of Johnson & Johnson from the James T. Campen Trust. Zevin Asset Management, LLC is the investment advisor to the James T. Campen Trust and filed a shareholder resolution on drug prices on behalf of the James T. Campen Trust.

This letter serves as confirmation that the James T. Campen Trust is the beneficial owner of the above referenced stock.

Sincerely,

Pat M. Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

October 27, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 1,600 shares of common stock in Johnson & Johnson (JNJ) owned by James T. Campen Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of JNJ and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that James T. Campen Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to James T. Campen Trust and is planning to co-file a shareholder resolution on behalf of James T. Campen Trust.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
UBS Financial Services, Inc.
Assistant to Myra G. Kolton
Senior Vice President/ Wealth Management

Catholic Health Initiatives
Imagine better health.℠

198 Inverness Drive West
Englewood, CO 80112

P 303.298.9100
F 303.298.9690
catholichealthinitiatives.org

November 14, 2016

Thomas Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, with operations in 18 states comprised of 103 hospitals, including four academic health centers and major teaching hospitals as well as 30 critical-access facilities; community health-services organizations; accredited nursing colleges; home-health agencies; living communities; and other facilities that span the inpatient and outpatient continuum of care.

As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions. Catholic Health Initiatives continues to have significant concerns about the rising costs of prescription drugs and the detrimental impact on many Americans. We request that the Johnson & Johnson Board of Directors undertake a thorough analysis of drug pricing practices and issue a report on the findings as outlined in the attached shareholder proposal.

Catholic Health Initiatives is the beneficial owner of over $2000 worth of common stock in Johnson & Johnson. Through this letter we notify the company of our intention to file the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules.

Colleen Scanlon, Senior Vice President & Chief Advocacy Officer will serve as the contact for Catholic Health Initiatives and can be reached at 303-383-2693. We are filing this resolution along with other concerned investors including primary filer, Cathy Rowan, Trinity Health. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Attachments

CS/dm
cc: Cathy Rowan, Trinity Health
Julie Wokaty, Interfaith Center on Corporate Responsibility

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

November 10, 2016

Jennifer Neppel
Director, Cash & Investments
Catholic Health Initiatives
198 Inverness Drive West
Suite 800
Englewood, CO 80112

RE: Account Number ***FISMA & OMB MEMORANDM M-07-16*** – Johnson & Johnson

Dear Jennifer,

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 80 shares of Johnson & Johnson in the CHI Operating Investment Program Limited Partnership.

Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to and including submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company. This letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Should you have any questions, please contact me at 412.234.8014.

Best regards,

Nina Caruso
Vice President, Service Director
The Bank of New York Mellon
BNYM Center
Suite 4040
Pittsburgh, PA 15258

3H

Dignity Health.

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

November 10, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

Dignity Health is a shareholder of **Johnson & Johnson**. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with **Trinity Health**, hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. **Trinity Health** is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of **Johnson & Johnson** stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

RECEIVED 3B

NOV - 7 2016

Dominican Sisters of Hope

FINANCE OFFICE

October 26, 2016

Thomas J. Spellman III, Assistant General Counsel and Corporate Secretary
Office of the Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution the following shareholder proposal requesting the Board of Directors to issue a report by November 1, 2017, listing rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including rationale and criteria used for these price increases, and an assessment of legislative, regulatory, reputational and financial risks they represent for our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. .

For many years, faith-based investors have focused on access to affordable drugs for people in the U. S. and in developing nations/low income pockets in middle income countries. As you likely agree, there have been scandalous increases in prices for products this past year, especially where pharmaceutical companies appear to have been taken over by companies/individuals who see "all that the market will bear" with no attention to what is moral or for the common good. The Dominican Sisters of Hope believe that all corporations should put more emphasis on the human and ethical impacts of their decisions and operations.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of Johnson & Johnson stock and verification of ownership from our custodian, a DTC participating bank, follows. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting to be present in person or by proxy. Trinity Health is the lead filer and the contact person is: Catherine Rowan by phone at (718) 822-0820 or e-mail at rowan@bestweb.net. Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C, #10E, NY NY 10009
vheinonen@mercyinvestments.org

299 N. Highland Ave, Ossining NY 10562-2327 Tel: 914-941-4455 ext. 222 Fax: 914-502-0574
E-mail: hdowney@ophope.org Website: www.ophope.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

November 10, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman

Dominican Sisters of Springfield, IL (Sacred Heart Convent) is the beneficial owner of over $2,000 worth of stock in Johnson & Johnson and has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

The enclosed proposal is the same one as being filed by Trinity Health and the primary contact for the proposal is Cathy Rowan rowan@bestweb.net.

Sincerely,

Sr. Marcelline Koch

Sr. Marcelline Koch, O.P.

Enclosure

Drug Pricing
2017 – Johnson & Johnson

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

J.P.Morgan

November 10, 2016

Mr. Stephen L. Zielinski
ViaGem Consulting
12412 Powerscourt Dr. Suite 240
St. Louis, MO 63131

As of the of November 10, 2016 the Dominican Sisters of Springfield, IL (Sacred Heart Convent) held 37 shares of Johnson & Johnson for at least one year in account number account ***FISMA & OMB MEMORANDUM M-07-16*** Any further questions, please do not hesitate to call.

Also please be advised that JP Morgan is a Registered DTC Participant.

Regards,

Michael J. Peplansky
Client Advisor

The account information shown here is provided as a convenience to you, and is not official bank or brokerage record or statement of any affiliate or subsidiary of J P Morgan Chase & Co. It is not to be relied upon for purposes of final reconciliation or otherwise. We do not make any representation or warranty that this information is accurate or complete. This summary information is subject to correction, and corrections may routinely occur without notice. The valuations may not represent the actual or indicative terms at which new (or economically equivalent) transactions could be entered into or the actual or indicative terms at which existing (or such equivalent) transactions could be liquidated, assigned, or unwound, and may vary from valuations used by us for other purposes. We may derive valuations for assets set forth in any periodic statement or other document through the use of proprietary pricing models and/or any external pricing service selected by us in our sole discretion, and estimates and assumptions about relevant future market conditions and other matters, all of which are subject to change without notice. Any such changes may have a material impact on the valuations provided, and valuations based on the other models or different assumptions may yield materially different results. Valuations provided do not necessarily reflect a market price estimate on the date specified. Valuations may reflect price estimates on dates different from that indicated above. You can view your most recent bank and brokerage statements that represent official records and that identify the specific J.P. Morgan Chase legal entities holding your accounts by clicking the Account Details tab of Morgan OnLine.

JPMorgan Chase & Co., its affiliates and employees do not provide tax, legal or accounting advice. This material has been prepared for

informational purposes only. You should consult your own tax, legal and accounting advisors before engaging in any financial transactions

Miller/Howard
INVESTMENTS, INC

November 15, 2016

Thomas J. Spellman III
Assistant General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

Miller/Howard Investments Inc. is a domestic equity investment management firm that focuses on socially responsible investments. As socially responsible investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

On behalf of Helen Hamada, Treasurer/Board Member of Miller/Howard Investments Inc., we are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. [illegible] has agreed to serve as lead filer of the proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

Verification of stock ownership and [illegible]. Ms. Hamada has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

[illegible]

Sincerely,

Daniel Lee
Miller/Howard Investments
10 Dixon Avenue
Woodstock, NY 12498
(845) 679-9166
esg@mhinvest.com

PO Box 549 / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9069

JOHNSON & JOHNSON
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

3 F

MERCYHEALTH

John M. Starcher, Jr., Esq.
President & CEO
1701 Mercy Health Place
Cincinnati, Ohio 45237

RECEIVED

NOV - 9 2016

November 3, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman

Mercy Health has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Health, a long-term investor, is currently the beneficial owner of shares of Johnson & Johnson.

Mercy Health requests that the Board of Directors issue a report by November 1, 2017, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Health is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Health has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Trinity Health will act as the primary filer and is authorized to withdraw the resolution on our behalf.

We look forward to having productive conversations with the company. Please direct future correspondence to Donna Meyer, Director of Shareholder Advocacy by phone: (713)299-5018, by e-mail: dmeyer@mercyinvestments.org , or by mail: 2039 North Geyer Road, St. Louis, Missouri, 63131.

Sincerely,

John M. Starcher, Jr., Esq.
President & CEO

STATE STREET.

November 3, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman,

We, State Street Bank, hereby verify that our client, Mercy Health, held an aggregate of 55 ("Shares") of Johnson & Johnson common stock cusip 478160104 as of November 1, 2016.

Please be advised that State Street Nominees Limited, held these shares of Johnson & Johnson in our custody on behalf of our client Mercy Health, the Beneficial Owner of the shares, as of November 1, 2016.

The total value of Mercy Health's Johnson & Johnson positions was $6,343.70 ($115.34 per share) as of November 1, 2016.

Additionally, Mercy Health has held as least $2,000 value of Johnson & Johnson, common stock for at least one year.

Thank you.

Sincerely,

Allan Adraneda
Assistant Vice President

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

MERCY
INVESTMENT
SERVICES, INC

RECEIVED

NOV 11 2016

November 10, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Johnson & Johnson

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal with Trinity Health for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Trinity Health is the lead filer, whose authorized representative is Catherine M. Rowan. She may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
713-299-5018
dmeyer@mercyinvestments.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

3F
RECEIVED
NOV 15 2016

BNY MELLON

November 10, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Mercy Investment Services Inc.

Dear Mr. Spellman,

This letter will certify that as of November 10, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 9,521 shares of Johnson & Johnson.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Johnson & Johnson and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

November 16, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of over $2,000 worth of stock in Johnson & Johnson and has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

As a long time, faith-based investor in Johnson and Johnson, I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Catherine Rowan from Trinity Health will act as the primary contact for this shareholder proposal, however please copy me on all communications.

We look forward to speaking with you in December about this proposal.

Blessings,

Sister Patricia A. Daly, OP
Corporate Responsibility Representative

Drug Pricing
2017 – Johnson & Johnson

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Wealth Management
58 South Service Road
Suite 400
Melville, NY 11747
tel 631 755 8800
fax 631 755 8999
toll free 800 477 7522

Morgan Stanley

November 16, 2016

Corporate Secretary
Johnson & Johnson Corporation
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

RE: The Sisters of St. Dominic of Caldwell, NJ Inc.
Letter of Verification of Ownership

To Whom It May Concern:

This letter alone shall serve as proof of beneficial ownership of 204 shares of Johnson & Johnson Corporation common stock for the Sisters of St. Dominic of Caldwell, NJ Inc.

Please be advised that as of November 16, 2016, the Sisters of St. Dominic of Caldwell, NJ Inc.:

- have continuously held the requisite number of shares of common stock for at least one year
- intend to continue holding the requisite number of shares of common stock through the date of the next Annual Meeting of Shareholders

Sincerely,

Nancy Lee Cortes

Nancy Lee Cortes
Portfolio Associate

UNITED CHURCH FUNDS

RECEIVED 3 D
NOV - 7 2016

November 2, 2016

Thomas J. Spellman III
Associate General Counsel and Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

United Church Funds (UCF) is a shareholder of Johnson & Johnson and considers the social impacts of our investments as part of our sustainability focus.

UCF strongly believes that our Company needs to consider access to affordable medicine for Americans, and report back to stakeholders by reporting on the rationale and criteria used to increase prescription drug prices.

United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. Upon request, the verification of ownership may be sent to you separately by our custodian, a DTC participant.

We look forward to having more productive conversations with the company. Trinity Health is the lead filer, whose authorized representative is Catherine Rowan. She may withdraw the proposal on our behalf.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
475 Riverside Drive, Suite 1020
New York, NY 10115
Katie.mccloskey@ucfunds.org

cc: Ms. Catherine Rowan, Trinity Health

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

3 C

Ursuline Sisters of Tildonk
United States Province

UT UNUM SINT

RECEIVED

NOV - 7 2016

October 26, 2016

Thomas J. Spellman III, Assistant General Counsel and Corporate Secretary
Office of the Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Spellman:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am filing the following shareholder proposal requesting the Board of Directors to issue a report by November 1, 2017, listing rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including rationale and criteria used for these price increases, and an assessment of legislative, regulatory, reputational and financial risks they represent for our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Ursuline Sisters of Tildonk, as do many other faith-based institutional investors, are concerned about the high cost of needed drugs and its impact on members and long-term financial sustainability of healthcare facilities as well as, in our case, the capacity of our Sisters in India and the Democratic Republic of Congo to meet healthcare needs of people going to their clinics and hospitals. We do not believe the high prices serve the common good e.g. the ordinary working person, let alone the poor.

The Ursuline Sisters of Tildonk, U.S. Province, is the beneficial owner of at least $2000 worth of shares of Johnson & Johnson stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Trinity Health is the lead filer and the contact person is: Catherine Rowan by phone at (718) 822-0820 or e-mail at rowan@bestweb.net. Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Ursuline Sisters of Tildonk, U.S. Province
205 Avenue C 10E, NY NY 10009
vheinonen@mercyinvestments.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.